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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Barry's Jewelers, Inc
                    ----------------------------------------
                                (Name of Issuer)
                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)
                                   06 88 91308
                    ----------------------------------------
                                 (CUSIP Number)

                               Mr. John W. Gildea
                          c/o Gildea Management Company
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 3 , 1996
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.           068891308

- --------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person


                             Network Fund III, Ltd.

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2        Check the Appropriate Box If a member of a Group

                                                     a. [ ]
                                                     b. [ ]



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3        SEC Use Only


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4        Source of Funds

                  WC


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5        Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)


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6        Citizenship or Place of Organization

                             Cayman Islands, B.W.I.


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                           7        Sole Voting Power
Number of
  Shares                            ________0_______
Beneficially               8        Shared Voting Power
  Owned by
Each                                ________0_________
  Reporting                9        Sole Dispositive Power
Person
  With                              ________0_________


- --------------
     (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea.


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                           10       Shared Dispositive Power

                                    ________525,000_____________


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11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    525,000


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12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]


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13       Percent of Class Represented by Amount in Row (11)
                                    13.1%


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14       Type of Reporting Person

                           PN


- --------------------------------------------------------------------------------





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CUSIP NO.           068891308


- --------------------------------------------------------------------------------

1        Name of Reporting Person(2)
         S.S. or I.R.S. Identification No. of Above Person

                                 John W. Gildea


- --------------------------------------------------------------------------------

2        Check the Appropriate Box If a member of a Group

                                                     a. [ ]
                                                     b. [ ]



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3        SEC Use Only


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4        Source of Funds

                  PF


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5        Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)


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6        Citizenship or Place of Organization

                  United States of America


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                           7        Sole Voting Power
Number of
  Shares                            _____70,000____________
Beneficially               8        Shared Voting Power
  Owned by
Each                                ________0_________
  Reporting                9        Sole Dispositive Power
Person
  With                              ______70,000___________

- ----------
     (2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd.


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                           10       Shared Dispositive Power

                                    _________525,000____________


- --------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person [ ]
                                    595,000


- --------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]



- --------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)
                                    14.9%


- --------------------------------------------------------------------------------

14       Type of Reporting Person

                           IN


- --------------------------------------------------------------------------------




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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to Common Stock, no par vaue (the "Common Stock") of Barry's Jewelers, Inc., a California corporation (the "Company"). The address of the principal executive offices of the Company is 111 West Lemon Avenue, Monrovia, California 91016.

ITEM 2   IDENTITY AND BACKGROUND.

         This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), and Network Fund III, Ltd , ("Network") a Cayman Island exempt company pursuant to Rule 13d-1(f)(1) under the Securities Act of 1934, as amended.

         Gildea is Managing Director of Gildea Management Company, a Delaware corporation ("GM"). Gildea, as a Director and Chairman of Network and as a Managing Director of GM, which has the power to dispose of 525,000 shares of Common Stock which Network owns beneficially (the "Network Shares"), by virtue of an Investment Advsory Agreement dated Febraury 26, 1996 between GM and Network, a copy of which is attached hereto as
         Exhibit 2, may be deemed to share any beneficial ownership of the Network shares with Network. Gildea has the sole power to vote or direct the voting and the sole right to dispose or direct the disposition of 70,000 shares of Common Stock beneficially owned by him (the "Gildea Shares") in his individual capacity. Network disclaims any beneficial ownership of the Gildea Shares. Network's principal business is investing in securities and other financial instruments of issuers located primarily in the United States. The principal business address and principal office address of Network is P.O. Box 219, Butterfield House, Grand Cayman, Cayman Islands, B.W.I. Gildea's principal business is managing the investments of various entities in issuers located primarily in the United States. Gildea's principal business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

         The name, business address, citizenship and present principal occupation of each director and executive officer of Network are set forth on Schedule I hereto. This Schedule 13D does not report the sole right of William P. O'Donnell, a Managing Director of GM and a Director of Network to dispose of 10,000 shares of Common Stock which are owned in his individual name. Each of Gildea and Network disclaim beneficial ownership of all such 10,000 shares.


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         None of Network, Gildea or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Network acquired the Shares in open market purchases for $3.00 per Share, for an agregate of $1,575,000 all of which funds were obtained from the working capital of Network.

         Gildea purchased in the open market an aggregate of 70,000 Gildea Shares for which he has sole voting and dispositive power for cash in the aggregate amount of $210,000 obtained solely from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Network acquired and intends to hold the 525,000 Network Shares for investment. Gildea intends to hold the 70,000 Gildea Shares for which he has sole voting and dispositive power for investment.

         The Company has agreed to provide a shelf registration statement with the Securities & Exchange Commission covering the Network and Gildea Shares. The Company also agreed to cause such shares of Common Stock to be approved for listing on NASDAQ.

         Network intends to review on a continuing basis its investment in the Company. As of the date of this Schedule 13D, no determination has been made by Network to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by it, although Network may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the



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         transaction or transactions involved. Except as specifically set forth in this Item 4, neither Network nor Gildea has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although Network or Gildea may develop such plans or proposals.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate percentage of shares of Common Stock reported which may be deemed beneficially owned by Network and Gildea is based upon the 4,001,506 shares of Common Stock outstanding as reported by the Company in its quarterly report on Form 10Q for the fiscal quarter ended February 29, 1996. This Schedule 13D does not report 10,000 shares of Common Stock held by William P. O'Donnell. Each of Network and Gildea disclaim beneficial ownership of all such 10,000 shares.

    (a) (i) Network is the direct beneficial owner of the 525,000 Network Shares. Gildea may be deemed to be the indirect beneficial owner of the 525,000 Network shares. The 525,000 Network Shares represent approximately 13.1% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).

         (ii) The 70,000 Gildea shares beneficially owned by Gildea and the 525,000 Network shares that Gildea may be deemed to indirectly own beneficially represent approximately 14.9% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).

    (b) (i) Network and Gildea may be deemed to share the power to dispose of the Network Shares.

         (ii) Gildea has the sole power to vote or to direct the voting, and the sole right to dispose of the 70,000 Gildea Shares.

    (c) Except as set forth in this Schedule 13D, and except for the purchase of 10,000 Shares by Mr. O'Donnell for $30,000 none of Network, Gildea or, to the best knowledge of Network or Gildea, any person named on
         Schedule I hereto owns any shares of Common Stock, and none has purchased or sold any any shares of Common Stock during the past sixty days.

    (d) Except as set forth in this Schedule 13D, no person is known by Network or Gildea to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Network Shares, or the Gildea Shares beneficially owned by Network or Gildea.

    (e)  Not applicable.


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ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

         An affiliate of Gildea Management Company "GMC" has a consulting arrangement with Ariel Fund Ltd whereby GMC is entitled to 11% of the profits on an investment of 325,000 common shares of Barry's Jewelers, Inc. held by Ariel Fund Ltd. (the "Ariel Shares"). This consulting agreement is not in writing and GMC disclaims any beneficial ownership, and has no control over the voting or disposition of the Ariel Shares.

ITEM 7   MATERIALS TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement dated May 10, 1996.

         2. Investment Advisory Agreement dated February 26, 1996 by and between GM and Network.





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                                    SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May  10, 1996



                                       NETWORK FUND III, LTD.



                                       By:      /s/ John W. Gildea
                                          --------------------------------
                                                John W. Gildea
                                                Chairman



                                                /s/  John W. Gildea
                                          --------------------------------
                                                John W. Gildea




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                                   SCHEDULE I



Reporting Person:          Network Fund III, Ltd.
                           P.O. Box 219 Butterfield House
                           Grand Cayman, Cayman Islands, B.W. I.

Executive Officers, Directors and Controlling Person:

Name:                      John W. Gildea
Position:                  Director and Chairman
Principal Occupation
and Employment:
Business Address:          Managing Director of Gildea Management Company, a
                           Delaware corporation ("GM"); the business address of GM and Mr. Gildea is:
                           115 Putnam Avenue, Greenwich, CT  06830.

         By virtue of being Managing Director of GM which under its Investment Advisory Agreement with Network (see Exhibit 2) has the power to dispose of any of the Network Shares which may be held by Network, and the Chairman of Network, Mr. Gildea may be deemed to be a controlling person of Network.

Name:                      William P. O'Donnell
Position:                  Director and Managing Director
Principal Occupation
and Employment:            Managing Director of Gildea Management Company
Business Address:          115 Putnam Avenue
                           Greenwich, CT  06830
Citizenship:               USA

Name:                      Peter Arthur Neil Bailey
Position:                  Director
Principal Occupation
and Employment:
Business Address:          Director of Abacus Asset Management in Jersey,
                           Channel Islands, a member of Coopers & Lybrand
                           International, a limited liability association incorporated in Switzerland; business address:
                           La Motte Chambers, La Motte Street, St.
                           Heiler, Jersey, Channel Islands, U.K.
                           JE1 1BJ


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Citizenship:               U.K.

Name:                      Geoffrey William Fisher
Position:                  Director
Principal Occupation
and Employment:
Business Address:          Director of Abacus Asset Management in Jersey,
                           Channel Islands, a member of Coopers & Lybrand
                           International, a limited liability association
                           incorporated in Switzerland; business address;
                           La Motte Chambers, LA Motte Street, St.
                           Heiler, Jersey, Channel Islands, U.K.
                           JE1 1BJ
Citizenship:               U.K.

Name:                      Michael David de Figueiredo
Position:                  Director
Principal Occupation
and Employment:
Business Address:          Director of Abacus (CI) Limited, a member of
                           Coopers & Lybrand International, a limited liability
                           association incorporated in Switzerland; business
                           address:  La Motte Chambers, La Motte Street,
                           St. Heiler, Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:               U.K.




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                                  EXHIBIT INDEX



1.       Joint Filing Agreement, dated May 10, 1996

2. Investment Advisory Agreement, dated February 26, 1996, by and between GM and Network.



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